

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 6, 2008

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
4400 Carillon Point
Kirkland, WA 98033

> **Re:** **New Clearwire Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed September 26, 2008**
> **File No. 333-153128**
>
> **Clearwire Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2008**
> **File No. 001-33349**

Dear Mr. Hodder:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 filed by New Clearwire Corporation

Prospectus Cover Page/Letter to Shareholders

1.   Please revise your combined prospectus cover page/letter to shareholders so that it is limited to one page, as required by Item 501(b) of Regulation S-K.

Clearwire Management's Discussion and Analysis…, page 203

Recent Developments and Overview, page 203

2.   We note your revised disclosure in response to comment 26 in our letter dated
        September 19, 2008, and we re-issue our comment in part. In this regard, please
        expand your discussion to state whether you expect one or more of these
        agreements to have a material impact on your revenues or costs, respectively,
        during the next 12 months, and if so, how.

Management's Discussion and Analysis of Financial Condition…, page 228

Recent Developments and Overview, page 228

3.   According to recent articles, Sprint launched its WiMAX service in Baltimore,
        Maryland in late September 2008. Please update your disclosure in the first
        paragraph of this section to disclose this launch, and whether or not the company
        considers it successful.

Executive Officers and Executive Compensation, page 241

Elements of Clearwire's Compensation, page 245

4.   We note that your revised disclosure in response to comment 34 in our letter dated
        September 19, 2008 includes a table on page 246 that quantifies each performance
        goal for each quarter during fiscal year 2007. So that investors can compare these
        goals to the actual results, please revise this table to add new columns that
        disclose the actual results for each of the performance metrics listed.

18. Quarterly Financial Information (unaudited), page CF-45

5.   We note your response to comment 18 in our letter dated September 19, 2008.
        However, we believe that significant fluctuations in quarterly results should be
        discussed in the footnote regarding quarterly financial information. Please
        provide this disclosure in your next amendment and in future filings. Refer to
        Item 302(a)(3) of Regulation S-K.

Note 6. Related Party and Other Transactions, page WF-28

6.   We note your response to comment 47 in our letter dated September 19, 2008. As
        stated in your response, please revise to disclose that the transactions were
        generally accounted for at fair value and any gains or losses were recognized by
        Sprint. Also, disclose the transactions that were not accounted for at fair value

and the basis for the accounting. Furthermore, please disclose the amount of gain or loss that was recognized.

Exhibits

7.	Please be advised that you must file executed copies of the legal and tax opinions prior to the effectiveness of the registration statement.

Preliminary Proxy Statement on Schedule 14A filed by Clearwire Corporation

8.	Comply with the above comments, as applicable.

*	*	*

As appropriate, please amend New Clearwire's and Clearwire Corporation's filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste Murphy

Celeste Murphy
Legal Branch Chief

cc:	By facsimile to (212) 446-4900
	Joshua N. Korff
	(Kirkland & Ellis LLP)